                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 9)

                         Shelbourne Properties II, Inc.
                         ------------------------------
                       (Name of Subject Company (Issuer))

                               HX Investors, L.P.
                               ------------------
                 (Names of Filing Persons (identifying status as
                       offeror, issuer or other person))

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    821374105
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael L. Ashner
                               HX Investors, L.P.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                  516-822-0022

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                 Justin P. Klein
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-864-8606

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
   Transaction valuation                          Amount of Filing Fee
--------------------------------------------------------------------------------
      $19,824,589.40                                      $1,823.86
--------------------------------------------------------------------------------

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,823.86

     Form or Registration No.: Schedule TO (Amendment No. 1,  Amendment No. 4
                               and Amendment No. 7)

     Filing Party: HX Investors, L.P.

     Date Filed: July 5, 2002, August 1, 2000 and August 5, 2002

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*



                         SHELBOURNE PROPERTIES II, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    821374105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                MICHAEL L. ASHNER
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 822-0022

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




                                 AUGUST 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------
CUSIP No.   821374105
---------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
--------- -------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) [ ]
                                                                                                                           (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          N/A
--------- --------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------- --------------------------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------- ---------- ---------------------------------------------------------------------------------------------------
     NUMBER OF                   SOLE VOTING POWER
                      7
       SHARES                    268,444 shares (1)

    BENEFICIALLY      ---------- --------------------------------------------------------------------------------------------------

      OWNED BY        8          SHARED VOTING POWER

        EACH          ---------- --------------------------------------------------------------------------------------------------

     REPORTING                   SOLE DISPOSITIVE POWER
                      9
       PERSON                    268,444 shares (1)
                      ---------- --------------------------------------------------------------------------------------------------
        WITH
                      10         SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          268,444 shares (1)
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.26%
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
--------- --------------------------------------------------------------------------------------------------------------------------

(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner, an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------

CUSIP No.   821374105
----------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
--------- -------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                          (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
           OO
--------- -------------------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -------------------------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
--------------------- ---------- --------------------------------------------------------------------------------------------------

     NUMBER OF                   SOLE VOTING POWER
                      7
       SHARES                    268,444 shares

    BENEFICIALLY      ---------- --------------------------------------------------------------------------------------------------

      OWNED BY
                      8          SHARED VOTING POWER
        EACH
                      ---------- --------------------------------------------------------------------------------------------------
     REPORTING
                                 SOLE DISPOSITIVE POWER
       PERSON         9
                                 268,444 shares
        WITH          ---------- --------------------------------------------------------------------------------------------------

                      10         SHARED DISPOSITIVE POWER

--------- -------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          268,444 shares
--------- -------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- -------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.26%
--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
--------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  TENDER OFFER

     This Amendment No. 9 is the final amendment to the Tender Offer Statement on Schedule TO (the "Statement") filed with the Securities and Exchange Commission on July 5, 2002 by HX Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 268,444 shares of Common Stock of Shelbourne Properties II, Inc. (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were attached thereto as Exhibits (a)(1) and (a)(2), respectively.

     The tender offer expired at 12:00 midnight, Eastern Standard Time, on August 16, 2002. HX Investors, L.P. accepted a total of 268,444 shares, including shares subject to guarantees of delivery, at a purchase price of $73.85 per share.

     Item 12. Exhibits.

         Item 12 is hereby amended by adding the following exhibit which is filed herewith.

  Exhibit No.  Exhibit
  -----------  -------

    (a)(19)    Press release issued August 19, 2002.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HX INVESTORS, L.P.

                                            By: Exeter Capital Corporation
                                                General Partner

                                                By: /s/ Carolyn Tiffany
                                                    ----------------------------
                                                        Carolyn Tiffany
                                                        Vice President

Dated: August 19, 2002

                                  EXHIBIT INDEX

  Exhibit No.  Description
  -----------  -----------

    (a)(19)    Press release issued August 19, 2002.